As filed with the Securities and Exchange Commission on April 28, 2021

Securities Act Registration No. 333-200981

Investment Company Act Registration No. 811-23016

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [   ]

[ ]	Pre-Effective Amendment No._

[X]	Post-Effective Amendment No. 9

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [   ]

[X]	Amendment No. 11

(Check appropriate box or boxes.)

Alternative Credit Income Fund

(Exact Name of Registrant as Specified in Charter)

650 Madison Avenue, 23rd Floor

New York, NY 10022

(Address of Principal Executive Offices)(Zip Code)

Registrant’s Telephone Number, including Area Code: (212) 891-2880

The Corporation Trust Company

Corporation Trust Center, 1209 Orange Street

Wilmington, DE 19801

(Name and Address of Agent for Service)

With copy to:

JoAnn M. Strasser	Edward Goldthorpe
Thompson Hine LLP	Resource Credit Income Fund
41 South High Street, 17th Floor	650 Madison Avenue, 23rd Floor
Columbus, OH 43215	New York, NY 10022
(614) 469-3265	(212) 891-2880

[   ] Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[   ] Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[   ] Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[   ] Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[   ] Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[   ] when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[   ] immediately upon filing pursuant to paragraph (b)

[   ] on (date) pursuant to paragraph (b)

[   ] 60 days after filing pursuant to paragraph (a)

[   ] on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[   ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[   ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[   ] This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[X] This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-200981

Check each box that appropriately characterizes the Registrant:

[X] Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[   ] Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[X] Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[   ] A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[   ] Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[   ] Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[   ] If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[   ] New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

ALTERNATIVE CREDIT INCOME FUND

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

2.	Exhibits

j.	Custody Agreement with U.S. Bank National Association (filed herewith)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of April, 2021.

ALTERNATIVE CREDIT INCOME FUND

By:	/s/ Edward Goldthorpe
Edward Goldthorpe
President, Chief Executive Officer, Trustee and Chairman (Principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 28th day of April, 2021.

	Signature	Title

	Alexander Duka*	Trustee

President, Chief Executive Officer, Trustee and Chairman
	/s/ Edward Goldthorpe	(Principal executive officer)

	George Grunebaum*	Trustee

	Robert Warshauer*	Trustee

	/s/ Jason Roos	Treasurer
(Principal financial and accounting officer)

By:	/s/ Edward Goldthorpe
Edward Goldthorpe
*Attorney-in-Fact

EXHIBIT INDEX

Description	Exhibit Number
Custody Agreement	j